Exhibit 99.1

July 22, 2026	320 Bay Street, 14th floor Toronto ON, M5H 4A6 www.computershare.com

To: New York Stock Exchange

Subject: BROOKFIELD INFRASTRUCTURE PARTNERS L P

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	August 21, 2026
Record Date for Voting (if applicable):	August 21, 2026
Beneficial Ownership Determination Date:	August 21, 2026
Meeting Date:	October 14, 2026
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
UNITS	G16252101	BMG162521014

Sincerely,

Computershare

Agent for BROOKFIELD INFRASTRUCTURE PARTNERS L P